Filed by Clever Leaves Holdings Inc.

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Companies:

Clever Leaves International Inc.

Schultze Special Purpose Acquisition Corp.

(Commission File No. 001-38760)

How Clever Leaves is Disrupting the Cannabis Market on a Global Scale

CANADA
Toronto
U.S.A
New York / Arizona
COLOMBIA
Bogota
GERMANY
Frankfurt
PORTUGAL
Lisbon
Office
Genetics and Cultivation
Extraction and Processing
Beverage manufacturing
Brands and Distribution

Clever Leaves joined a panel of cannabis movers and shakers from across the globe at Benzinga’s Virtual Cannabis Capital Conference on October 15. Click here for more coverage of this event with presentations from some of the top CEOs, investors and lenders in the cannabis space.

The majority of existing cannabis production facilities were built in states where there has been a legal market -- not necessarily where it makes the most sense from an economic or environmental perspective.

Naturally, cannabis companies have had to make do with conditions that may not be the best for cultivation and may be more expensive in the long run.

Clever Leaves aims to disrupt this space by focusing on federally legal markets with the environment to support low-cost cannabis cultivation.

As a multinational cannabis company, Clever Leaves has placed a serious emphasis on ecologically sustainable, large-scale cultivation and processing.

Kyle Detwiler, CEO of Clever Leaves, spoke with Benzinga at the Virtual Cannabis Capital Conference about the company’s operations in Latin America and Europe, advantage among peers, plans to go public and more.

“We are focusing on being one of the most efficient and highest-quality medical cannabis cultivators in the world. We are already one of the largest cultivators globally and we are one of only a handful of EU GMP-certified cannabis companies in the world. Having raised over 125 million [USD], which is no small feat privately in the sector, Clever Leaves is one of the last remaining large private cannabis companies.” said Detwiler.

Significance of EU GMP Certification

One of Clever Leaves’ biggest cannabis assets is its EU GMP certification. In Europe, when a company is selling pharmaceutical products in a pharmacy, it must have an EU GMP certification to sell those products. It is typically very difficult for cannabis companies to obtain that certification because it has a number of procedures, traceability requirements, documentation, and a significant upfront cost.

Detwiler claims it essentially took Clever leaves three years to get EU GMP-certified and he believes that this certification can profit the company abundantly.

“Getting an EU GMP certification unlocks new markets --if you don’t have this certification, you cannot sell in certain places in Europe. It will also change the price game. There are thousands of cannabis companies but only a handful which are EU GMP-certified that can command a higher price for their products. This quality stamp can increase our prices by 3x to 10x depending on the product.” said Detwiler.

International Footprint

Clever Leaves is one of the largest federally legal international platforms with offices in the U.S., Canada, Colombia, Germany and Portugal. According to Detwiler, the company is most well-known for its large operation in Latin America where they are one of the largest licensed producers in the region (with 1.8 million square feet of the continent’s EU GMP-certified operations).

“As everyone knows about the international market, we try to grow at low costs and sell at high prices. Distribution is the name of the game. And we’re spending most of our time trying to effectuate distribution partnerships in Latin America and abroad.” said Detwiler.

●	Latin America

Clever Leaves also has operations in Colombia. According to Detwiler, the company initially sought out operations in Colombia for the cost, climate, and distribution advantages. Detwiler argues that since Colombia is near to the equator, it receives 12 hours of sunlight in a day, which creates an ideal environment for cannabis to grow. Therefore, in both the near and long term, Clever Leaves will maintain a cost of production advantage.

Another interesting thing about Colombia is that they ration the amount of psychoactive cannabis that can be produced in the whole country based on the ruling from the U.N. The allowed quota is about 56,000 kilograms of high psychoactive cannabis that can be produced.

Among other operators in Latin America, Detwiler claims Clever Leaves has the authorization to cultivate 26,000 kilograms of that quota. This means that roughly half the country’s quota belongs to Clever Leaves which makes the company about 50 percent bigger than its nearest competitor.

●	Europe

Clever Leaves has also focused on Europe because the prices are higher, there are fewer operators, and there are challenging regulatory requirements like EU GMP certification.

Just a few weeks ago, the company became licensed in Portugal so they are one of the few European continent-based cultivators of cannabis.

“Our operation in Portugal allows us to fulfil the B2B suite. Since we can only produce extracts in Colombia, having an operation in Portugal, which is considered to be the “Colombia of Europe” will allow us to sell flower products as a differentiated aspect of our business.” said Detwiler.

Apart from Portugal, the company is seeking access into countries like Germany. According to Detwiler, the market in Germany is like California but with higher start-up costs and more barriers to entry. There are no dispensaries in Germany and the medical cannabis products are only sold at pharmacies and require the EU GMP certification.

Detwiler believes that the way that other countries around the world are legalizing is going resemble Germany more than markets like the U.S. and Canada. For example, Brazil recently legalized medical cannabis but domestic production is banned. Everything must be imported. It’s sold only at pharmacies and must be GMP-certified. Only a handful of companies can fulfil such requirements and Detwiler claims that Clever Leaves is really the only company that has the ability to compete with Latin American cost structure.

Cost Advantage Among Peers

Detwiler believes that Clever Leaves’ operational set up will also have a superior cost advantage as compared to in the indoor cultivation facilities required in many parts of the U.S. and Canada.

“To try and quantify our operating cost advantage. Consider that we’re already cultivating for about 20 cents a gram. Our Canadian peers are at approximately $1.89 [USD]. But, it’s not just about being the lowest cost today because you need to think about what happens when the industry is multiplied 10 or 20 times its size. Then we might need to be able to expand our capacity. What’s also potentially interesting for people to know is that we’ve built our capacity at $14 [USD] a square foot compared to the Canadians at about $200 [USD].” said Detwiler.

Business Combination Agreement And Expected NASDAQ Listing

Clever Leaves is in the process of a SPAC transaction and expects to be a NASDAQ listed company before end of year. Upon listing, Clever Leaves would be the only cannabis company listed on a major American stock exchange with Latin American operations that are EU GMP certified. The company has entered into a definitive Business Combination Agreement with Schultze Special Purpose Acquisition Corp (NASDAQ: SAMA).

A newly formed holding company, Clever Leaves Holdings Inc., will acquire SAMA and Clever Leaves and is anticipated to become a NASDAQ-listed public company trading under the ticker symbol “CLVR” with an anticipated initial enterprise value of approximately USD $206 million.

Clever Leaves’ shareholders will be rolling over 97% of their equity ownership. Clever Leaves will have an earn out of up to 1.4 million shares reflecting an alignment of interests and limited dilution and the transaction is subject to a minimum cash condition of USD $26million.

Financial Forecast

Overall, Detwiler believes Clever Leaves’ disruptive business model should allow the company to generate high gross profit levels.

The company is targeting USD $13 million of revenue this year and claims that they are going to grow very rapidly in 2021, mostly because of its GMP certification in Colombia that they received in July and because there is normally a lag of 6-9 month in pharmaceutical sales. The company expects to be able to achieve GMP price points after the first quarter of 2021.

Image Courtesy of Clever Leaves

Additional Information and Where to Find It

In connection with the proposed business combination between Schultze Special Purpose Acquisition Corp. (“SAMA”) and Clever Leaves International Inc. (“Clever Leaves”) (the “Business Combination”), Clever Leaves Holdings Inc. (“Holdco”) has filed a Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”) which includes a prospectus with respect to Holdco’s securities to be issued in connection with the Business Combination and a proxy statement with respect to SAMA’s stockholder meeting at which SAMA’s stockholders will be asked to vote on the proposed Business Combination. SAMA, Clever Leaves and Holdco urge investors, stockholders and other interested persons to read the Registration Statement, including the proxy statement/prospectus contained therein, as well as other documents filed with the SEC, because these documents contain important information about the Business Combination. Following the Registration Statement having been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to stockholders of SAMA as of a record date to be established for voting on the Business Combination. SAMA’s stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to: Schultze Special Purpose Acquisition Corp, 800 Westchester Avenue, Suite 632, Rye Brook, New York 10573; e-mail: sdu@samco.net. These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

Participants in Solicitation

SAMA, Clever Leaves, Holdco and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of SAMA stockholders in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to SAMA’s stockholders in connection with the Business Combination is set forth in the preliminary proxy statement/prospectus contained in the Registration Statement, and will also be included in the definitive proxy statement/prospectus for the Business Combination when available. Information concerning the interests of SAMA’s and Clever Leaves’ participants in the solicitation, which may, in some cases, be different than those of SAMA’s and Clever Leaves’ equity holders generally, is also set forth in the proxy statement/prospectus contained in the Registration Statement, and will also be included in the definitive proxy statement/prospectus for the Business Combination when available.

Forward Looking Statements

This publication includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts and may be identified by the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose" and variations of these words or similar expressions (or the negative versions of such words or expressions). Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. Factors that may cause such differences include, without limitation, SAMA’s and Clever Leaves’ inability to complete the transactions contemplated by the Business Combination; matters discovered by the parties as they complete their respective due diligence investigation of the other; the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, the amount of cash available following any redemptions by SAMA stockholders and the ability to close the private placement with certain institutional investors; the ability to meet Nasdaq's listing standards following the consummation of the Business Combination; costs related to the Business Combination; expectations with respect to future operating and financial performance and growth, including when Clever Leaves or Holdco will become cash flow positive; the timing of the completion of the Business Combination; Clever Leaves’ ability to execute its business plans and strategy and to receive regulatory approvals; potential litigation involving the parties; global economic conditions; geopolitical events, natural disasters, acts of God and pandemics, including, but not limited to, the economic and operational disruptions and other effects of COVID-19; regulatory requirements and changes thereto; access to additional financing; and other risks and uncertainties indicated from time to time in filings with the SEC. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals or the failure to satisfy other closing conditions. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in SAMA’s most recent filings with the SEC and the Registration Statement, including the proxy statement/prospectus included therein. All subsequent written and oral forward-looking statements concerning SAMA, Clever Leaves or Holdco, the transactions described herein or other matters and attributable to SAMA, Clever Leaves, Holdco or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of SAMA, Clever Leaves and Holdco expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Certain Clever Leaves Unaudited Financial Projections

This publication contains certain unaudited projected financial information of Clever Leaves. These projections have not been prepared in accordance with GAAP and IFRS. Clever Leaves’ independent registered public accounting firm, has not audited, reviewed, compiled or performed any procedures with respect to the projections and does not express an opinion on or any form of assurance related to the projections. The projections were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of Clever Leaves. The actual results could differ materially from these projections.

Additionally, the projections are inherently forward looking and span multiple years. Consequently, the projections, as with all forward-looking information, become subject to greater unpredictability and uncertainty with each successive year. The assumptions upon which the projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict or estimate and most of which are beyond Clever Leaves’ control. The projections also reflect assumptions regarding the continuing nature of certain business decisions that, in reality, would be subject to change. Important factors that may affect actual results or the achievability of the projections include, but are not limited to, failure to implement Clever Leaves’ business strategy; failure to capitalize on Clever Leaves’ expected market opportunities; lack of regulatory approval and market acceptance of Clever Leaves’ products, Clever Leaves’ ability to fully monetize its existing THC market quota within Colombia; product enhancements; regulatory developments in key markets for the company's products, and their related impact on its operations and business; decreased demand and/or prices for Clever Leaves’ products; changing consumer preferences; Clever Leaves’ ability to construct additional facilities to supply necessary demand; Clever Leaves’ ability to obtain or maintain licenses, certifications, quotas or accreditations, including for cultivation, export and import of its products; the timing of receipt of quality assurance certificates (including EU GMP and GACP) in relevant jurisdictions; product liability claims exposure; failure to otherwise comply with laws and regulations; changes in general economic and business conditions; changes in currency exchange rates and interest rates; and other risks and uncertainties. In addition, the achievability of the forecast assuming incremental THC sales is based on the opening up of the global markets for export of cannabis from Colombia into key end markets, which would create the opportunity to sell additional high THC extract. However, the timing and the extent to which this opportunity materializes is outside of Clever Leaves’ control. If the full quota is not utilized, Clever Leaves will not achieve any or all incremental THC sales.

Accordingly, there can be no assurance that the projections will be realized and actual results may vary materially from those projected. The inclusion of projections in this publication should not be regarded as an indication that Clever Leaves or any of its affiliates, officers, directors, advisors or other representatives considered or consider the projections to be necessarily predictive of actual future events or results of Clever Leaves’ operations, and, consequently, the projections should not be relied on in such a manner. Neither Clever Leaves nor any of its affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from the projections. The financial projections do not take into account any circumstances or events occurring after November 9, 2020. Neither Clever Leaves nor any of its affiliates, officers, directors, advisors or other representatives undertakes any obligation, and each expressly disclaims any responsibility, to update or otherwise revise or reconcile the projections to reflect circumstances existing or developments and events occurring after the date of the projections or that may occur in the future, even in the event that any or all of the assumptions underlying the projections are not realized or change. Clever Leaves does not intend to make available publicly any update or other revision to the projections, except as otherwise required by law. None of Clever Leaves nor any of its affiliates, officers, directors, advisors or other representatives has made or makes any representation to any Clever Leaves shareholder, SAMA stockholder, investor or other person regarding the ultimate performance of Clever Leaves compared to the information contained in the projections or that the projections will be achieved. Clever Leaves has not made any representations to SAMA concerning the projections.

In light of the foregoing factors and the uncertainties inherent in the projections, Clever Leaves’ and SAMA shareholders and investors are cautioned not to place undue, if any, reliance on the information presented in the projections.